Form 10-Q					                                         				Crawford & Company
Quarter Ended March 31, 1995						                              Page 6


                    NOTES TO CONDENSED FINANCIAL STATEMENTS


1.	  The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December
31, 1994.

    	In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of March 31, 1995, and the results of its operations and cash flows for the three-month period then ended.

2.	  The results of operations for the three-month period ended March 31, 1995, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1995.

3.	  Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the respective period. The effect of common stock equivalents was less than 3% dilutive in both 1995 and 1994 and, therefore, the effect on primary earnings per share has not been shown.

4.	  The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the Statements of Cash Flows.

Form 10-Q			                                         					Crawford & Company
Quarter Ended March 31, 1995		                             				Page  7

                PART 1 - FINANCIAL INFORMATION - (Continued)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

The Company's current assets at March 31, 1995, exceeded current liabilities by $117.8 million, a decrease of $8.3 million from the working capital balance at December 31, 1994. Cash and cash equivalents at March 31, 1995, totaled $24.7 million, a decrease of $14.3 million from the balance at the end of 1994. Short-term investments totaled $15.9 million at March 31, 1995, decreasing from $18.8 million at December 31, 1994. The Company contributed $12.9 million to its retirement trust in the first quarter of 1995, resulting in negative cash flow from operations for the quarter of $1.5 million. This contribution was the final contribution for the 1994 plan year, and represented the maximum contribution deductible for U.S. income tax purposes on the Company's 1994 return. Other principal uses of cash during the quarter were for dividends paid to shareholders, repurchases of common stock, acquisitions of property and equipment and repayments of short-term borrowings. At March 31, 1995 and December 31, 1994, the ratio of current assets to current liabilities was
2.1 to 1.

During 1994, the Company announced that it may, from time to time, purchase up to an aggregate of 2,000,000 shares of its Class A and Class B Common Stock through open market purchases. Through March 31, 1995, the Company has reacquired 691,900 shares of its Class A Common Stock and 625,100 shares of its Class B Common Stock at an average cost of $15.43 and $15.62 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of March 31, 1995, totaled
$7.3 million, as compared to $9.1 million at the end of 1994.

Results of Operations

For the first three months of 1995, revenues were $148.6 million, down slightly compared with $148.8 million for the same period in 1994. Unit volume, measured principally by chargeable hours and excluding acquisitions, decreased 5.4% during the quarter. But this decrease was partially offset by changes in the mix of services and in the rates charged for those services, the combined effects of which increased revenues by approximately 1.5%. The Company's fourth quarter 1994 acquisitions of the Brocklehurst Group and Arnold & Green Ltd., two loss adjusting firms based in the United Kingdom, and the acquisition of Finnamore & Partners, Ltd., a Canadian loss adjusting firm, in the second quarter of 1994, increased revenues by 3.8% during the first quarter of 1995.

Form 10-Q		                                          						Crawford & Company
Quarter Ended March 31, 1995				                              		Page  8

                 PART 1 - FINANCIAL INFORMATION - (Continued)

Domestic revenues from Claims Services to insurance companies and Risk Management Services to self-insured clients totaled $108.0 million for the first quarter of 1995, down 3.3% from first quarter 1994 revenues of $111.7 million. Revenues produced by the Company's catastrophe adjusters were $6.2 million. This was approximately $3.1 million less than castrophe revenues reported in the first quarter of 1994, when the Company was involved in major projects, including the Los Angeles earthquake and the handling of winter storm losses in the Northeast. Revenues from the Company's claims administration services to the self-insured corporate market were substantially unchanged from related first quarter 1994 revenues.

Domestic revenues from HealthCare Management Services, which serves both the insurance company and self-insured markets, totaled $24.7 million, a decrease of 6.6% from the first quarter of 1994. The demand for these services continues to be affected by regulatory changes and other medical cost containment alternatives such as health maintenance organizations.

Revenues from the Company's international operations increased to $15.9 million in the first quarter of 1995, from $10.7 million for the same period in 1994, primarily as a result of the Company's 1994 acquisitions in the United
Kingdom and Canada.

The percentage of revenue derived from each of the Company's principal service categories is shown in the following schedule:

                                                 							Three-Month Period
                                                  								Ended March 31
                                                  							1995         1994

Domestic Claims Services (including Risk
	Management Services)			                               		72.7%		      75.0%

Domestic HealthCare Management Services	               	 16.6       		17.8

International Operations	                           			 	10.7        		7.2

                                      						            100.0%       100.0%

Effective January 1, 1995, the Company changed its method of reporting its principal service categories to correspond with internal management reporting. Accordingly, risk control and information consulting services, previously disclosed as other risk management services, are now reported as a component of domestic claims services, along with certain healthcare management services which are closely aligned with the Company's risk management services. International claims and healthcare managements services, previously reported as components of claims services and healthcare management services, are now reported as international operations.

Form 10-Q				                                          				Crawford & Company
Quarter Ended March 31, 1995						                             	Page  9

                PART 1 - FINANCIAL INFORMATION - (Continued)

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Such expense approximated 63.2% of revenues in the first quarter of 1995, compared to 65.1% for the first three months of 1994. This decrease resulted primarily from reduced incentive compensation and group medical expenses.

Expenses other than compensation and related payroll taxes and fringe benefits approximated 26.1% of revenues for the first three months of 1995, compared to 23.6% of revenues for the same period in 1994. This increase resulted principally from an increase in systems development costs associated with the development of systems designed to enhance the Company's service delivery to its clients.

Form 10-Q						                                            Crawford & Company
Quarter Ended March 31, 1995			     	                            Page 10



Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see pages 11 and 12).

Form 10-Q	                                        									Crawford & Company
Quarter Ended March 31, 1995							                             Page 11


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and the
Board of Directors of
Crawford & Company:

We have reviewed the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia Corporation) AND SUBSIDIARIES as of March 31, 1995 and the related condensed consolidated statements of income for the three-month periods ended March 31, 1995 and 1994, and the related condensed consolidated statements of cash flows for the three-month periods ended
March 31, 1995 and 1994. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1994 (not presented herein), and in our report dated January 31, 1995, we expressed an unqualified opinion on that statement. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1994 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.


								                    /s/Arthur Andersen LLP



Atlanta, Georgia
May 8, 1995

Form 10-Q	                                       									Crawford & Company
Quarter Ended March 31, 1995			                 				           Page 12






To the Shareholders and the
Board of Directors of
Crawford & Company:

We are aware that Crawford & Company has incorporated by reference in its previously filed Registration Statement File No. 2-78989, Registration Statement File No. 33-22595, Registration Statement File No. 33-47536, and Registration Statement File No. 33-36116 its Form 10-Q for the quarter ended March 31, 1995, which includes our report dated May 8, 1995 covering the unaudited interim financial information contained therein. Pursuant to Regulation C of the Securities Act of 1933 (the "Act"), that report is not considered a part of the Registration Statement prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.


                              /s/Arthur Andersen LLP


Atlanta, Georgia
May 8, 1995

Form 10-Q	                            					                Crawford & Company
Quarter Ended March 31, 1995			                                 Page 13



                        PART II - OTHER INFORMATION



Item 6.		Exhibits and Reports on Form 8-K.

       		(a)	Exhibits

          			None.

       		(b)	Reports on Form 8-K

          			Registrant filed no reports on Form 8-K during the period
             covered by this report.

Form 10-Q	                            					                Crawford & Company
Quarter Ended March 31, 1995			                                  Page 14



                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     							Crawford & Company
                               				  			       (Registrant)




Date:  May 9, 1995                         		 /s/	F. L. Minix
                                       			Chairman of the Board and
						                                    Chief Executive Officer



Date:  May 9, 1995                           /s/	D. R. Chapman
                                     					Executive Vice President - Finance
                                     					(Principal Financial Officer)




Date:  May 9, 1995                           /s/	J. F. Giblin
                                      				Vice President and Controller
                                      				(Principal Accounting Officer)